UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934



                    SEIBELS BRUCE GROUP, INC.
_________________________________________________________________
                        (Name of Issuer)


             Common Stock, Par Value $1.00 per share
_________________________________________________________________
                  (Title of Class of Securities


                           816006-20-9
                  ____________________________
                         (CUSIP Number)


                         Brent D. Baird
                       1350 One M&T Plaza
        Buffalo, New York  14203 (Phone: (716) 849-1484)
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                           MAY 7, 2003
                     _______________________
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP NO. 816006-20-9

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       Aries Hill Corp.

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_X_

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       WC

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          5,000
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            5,000

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.064%

14.  TYPE OF REPORTING PERSON*

     CO
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 816006-20-9

1.   Name of Reporting Person
     SS or IRS Identification No. of above person (optional)

     Brent D. Baird

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                         (b)_X_

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          78,900
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                              -0-

                     9.     SOLE DISPOSITIVE POWER
                            78,900

                    10.     SHARED DISPOSITIVE POWER
                             -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     78,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                              ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.007%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 816006-20-9

1.  Name of Reporting Person
    SS or IRS Identification No. of above person (optional)

    Bridget B. Baird, as Successor Trustee under an Agreement
    With Cameron Baird dated 12/23/38

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                        (b)_X_

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          226,287
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            226,287

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     226,287

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                              ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.889%

14.  TYPE OF REPORTING PERSON*

     IN, OO
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 816006-20-9

1.  Name of Reporting Person
    SS or Identification No. of above person (optional)

    Anne S. Baird

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                       (b)_X_

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          59,490
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                    9.      SOLE DISPOSITIVE POWER
                            59,490

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     59,490

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.760%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 816006-20-9

1.   Name of Reporting Person
     SS or IRS Identification No. of above person (optional)

     Jane D. Baird

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                         (b)_X_

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          34,100
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            34,100

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     34,100

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.435%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER.

     (a)  Title and Class of Security:

          Seibels Bruce Group, Inc. (the "Issuer")
          Common Stock, Par Value $1.00 per
          share ("the Shares")

     (b)  Name of Issuer and Address of Issuer's Principal
          Executive Offices:

          Seibels Bruce Group, Inc.
          1501 Lady Street
          Columbia, SC  29201

ITEM 2.   IDENTITY AND BACKGROUND.

   NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE PERSONS LISTED BELOW (THE "REPORTING PERSONS") SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.

(1)  ARIES HILL CORP.

State of organization:    New York

Principal Business:       Private holding company

Address:         1350 One M&T Plaza, Buffalo, NY  14203

Shareholders:    Various members of the Baird family.  No
                 Individual family member has a controlling
                 Interest.

Directors:       Brent D. Baird, Bruce C. Baird, Brian D. Baird

Officers:        Brent D. Baird - President;
                 Bruce C. Baird - Vice President;
                 Brian D. Baird - Secretary and Treasurer

Information on Individual Directors and Officers pursuant to Instruction C:

      (a) Brent D. Baird
      (b) 17 Tudor Place, Buffalo, New York  14222
      (c) Private Investor,
          1350 One M&T Plaza, Buffalo, New York 14203
      (d) No
      (e) No
      (f) U.S.A.

      (a) Bruce C. Baird
      (b) 85 Meadow Road, Buffalo, New York  14216
      (c) President, Belmont Management Co., Inc.
          215 Broadway, Buffalo, New York 14204
      (d) No
      (e) No
      (f) U.S.A.

      (a) Brian D. Baird
      (b) 300 Woodbridge Ave., Buffalo, New York  14214
      (c) Attorney, Kavinoky & Cook, LLP
          120 Delaware Avenue, Buffalo, New York 14202
      (d) No
      (e) No
      (f) U.S.A.


(2)   (a) Brent D. Baird
      (b) 17 Tudor Place, Buffalo, New York 14222
      (c) Private Investor
          1350 One M&T Plaza, Buffalo, New York 14203
      (d) No
      (e) No
      (f) U.S.A.

(3)   BRIDGET B. BAIRD, as Successor Trustee under an
      an Agreement with Cameron Baird dated 12/23/38
      ("Bridget B. Baird, as Successor Trustee")
      (a) Bridget B. Baird
      (b) 28 Old Mill Road, Quaker Hill, CT  06375
      (c) Professor, Connecticut College, New London, CT
      (d) No
      (e) No
      (f) U.S.A.

     NOTE: Jane D. Baird is the lifetime income beneficiary, and the issue of Jane D. Baird are the remainder beneficiaries of this trust.

(4)   (a) Anne S. Baird
      (b) 17 Tudor Place, Buffalo, NY  14222
      (c) Teacher, The Buffalo Seminary, 205 Bidwell Parkway,
          Buffalo, NY  14222
      (d) No
      (e) No
      (f) U.S.A.

(5)   (a) Jane D. Baird
      (b) 8877 Jennings Road, Eden, New York 14057
      (c) Homemaker
      (d) No
      (e) No
      (f) U.S.A.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS.

The source of funds used by the Reporting Persons are personal funds of each such person with respect to the purchases of such person, except the source of funds used for the purchase by Aries Hill Corp. was its working capital. The Reporting Persons did not borrow any funds to acquire their respective shares. The following table shows the approximate amounts of funds paid for the Shares by the Reporting Persons.

       Aries Hill Corp.           $    7,750


       Brent D. Baird                105,878

       Bridget B. Baird, as          388,279
       Successor Trustee

       Anne S. Baird                  99,241

       Jane D. Baird                  48,033



ITEM 4.     PURPOSE OF TRANSACTION.

The Shares have been acquired by the Reporting Persons for investment purposes. The Reporting Persons intend to continue to evaluate their respective investments in the Shares. Each of the Reporting Persons may make additional purchases or may sell the Shares in open market or in private negotiated transactions. Any such purchase or sale will depend upon their evaluation of their respective investments, upon the amounts and prices of available Shares, and upon other relevant circumstances.

The Reporting Persons do not have any present plans or proposals which relate to or would result in:

(a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(c) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d) Any material change in the present capitalization or dividend policy of the Issuer;

(e) Any other material change in the Issuer's business or corporate structure;

(f) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Act; or

(i)     Any action similar to any of those enumerated above.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 403,777 shares of the Issuer:

                                                Percentage of
                                   Number Of      Outstanding
Shares Held in the Name of            Shares     Security (1)

Aries Hill Corp.                       5,000           0.064%

Brent D. Baird                        78,900           1.007%

Bridget B. Baird, as                 226,287           2.889%
Successor Trustee

Anne S. Baird                         59,490           0.760%

Jane D. Baird                         34,100           0.435%
                                     _______          _______

                      TOTAL          403,777           5.155%


  (1) The foregoing percentages assume that the number of Shares of the Issuer outstanding is 7,831,690 Shares (as reported in the Issuer's Form 10-K Annual Report as of March 10, 2003).

(b) For each persons named in paragraph (a), that person has sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

(c) The following purchases of the Shares were effected during the past sixty days:

                                             Price/Share (in
                                             Dollars
                                             Commissions not
Purchase In The              Number of       included)
    Name Of         Date     Shares

Brent D. Baird    3/17/03      2,500         1.40
                  3/28/03      5,000         1.40
                  4/1/03         500         1.36
                  4/23/03      1,400         1.35
                  4/28/03        500         1.42
                  5/2/03       2,500         1.40
                  5/7/03       2,000         1.43


Jane D. Baird     5/6/03       2,500         1.41

Anne S. Baird     4/14/03      5,000         1.40

Bridget B.        3/31/03      8,000         1.3625
Baird, as         4/3/03       7,500         1.34
Successor         5/7/03       5,000         1.41
Trustee           5/8/03       2,500         1.45

Aries Hill Corp.  5/12/03      5,000         1.55

All transactions were effectuated through open-market purchases.

(d) Not applicable

(e) Not applicable

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          not applicable

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          not applicable

                            SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


DATED this 13th day of May, 2003.


Aries Hill Corp.


By: s/Brian D. Baird
    Brian D. Baird, Secretary



Brent D. Baird; Bridget B. Baird, as
Successor Trustee; Anne S. Baird;
and Jane D. Baird


By: s/Brian D. Baird
      Brian D. Baird, as Attorney-in-fact